FOIA CONFIDENTIAL TREATMENT REQUESTED
BY MARRIOTT INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83

Marriott International, Inc. Corporate Headquarters	10400 Fernwood Road Bethesda, MD 20817

Bao Giang Val Bauduin Controller and Chief Accounting Officer 301-380-7878 Phone 301-380-1074 Fax e-mail: val.bauduin@marriott.com
CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS LETTER PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER 17 C.F.R. § 200.83. THE OMITTED PORTIONS OF THIS LETTER, SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION, ARE DESIGNATED BY THE SYMBOL “[***]”.

March 30, 2015

Ms. Jennifer Monick
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

RE: Marriott International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-13881

Dear Ms. Monick,

On behalf of Marriott International, Inc. (“Marriott,” “we,” “our,” or “us”), this responds to your letter dated March 20, 2015 to Carl T. Berquist, our Executive Vice President and Chief Financial Officer that sets forth the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on our filing referenced above. The Staff’s comment is set forth below, followed by our response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Pursuant to 17 C.F.R. § 200.83, we request confidential treatment be accorded to the redacted portions of our response, which are designated by the symbol “[***].” In the event the Staff receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned at Marriott International, Inc., 10400 Fernwood Road, Bethesda, MD 20817 (telephone: (301) 380-7878 / FAX: (301) 380-1074) with a copy to Ward R. Cooper, at the same address (telephone: (301) 380-7824 / FAX: (301) 644-7917).

In accordance with 17 C.F.R. § 200.83, this letter has been clearly marked with the legend “Confidential Treatment Requested by Marriott International, Inc.” and each page is marked for the record with the identifying

Confidential Treatment Requested by Marriott International, Inc.
MAR-001

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY MARRIOTT INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83
Ms. Jennifer Monick
March 30, 2015

numbers and code “MAR-001” through “MAR-005.” A request for confidential treatment under 17 C.F.R. § 200.83 is provided under separate cover.

Comment #1:
Note 16. Business Segments, page 84
Please explain to us how you considered the aggregation criteria and quantitative thresholds of ASC 280-10-50-11 through 50-19 in determining that your four new operating segments do not meet the criteria for separate disclosure as reportable business segments.

Response to Comment #1:
As we discuss in detail below, we concluded that our four new operating segments do not individually meet the minimum quantitative thresholds under ASC 280-10-50-12 requiring separate reporting disclosure. The operating segments also do not qualify for aggregation as a single reportable segment under ASC 280-10-50-11 and 50-13 because they do not share similar economic characteristics. We also believe that reporting separate information about these segments would not be useful to readers of our financial statements as contemplated by ASC 280-10-50-19 and, as such, we combined them into an “all other category” in accordance with ASC 280-10-50-15. We further concluded that the North American Full Service and North American Limited Service operating segments each meet the quantitative thresholds under ASC 280-10-50-12 and together represent greater than 75% of revenues of the total consolidated revenue under ASC 280-10-50-14, and therefore report each of those as separate reporting segments.
We determine our operating segments based on the management approach and consider our President and Chief Executive Officer to be our chief operating decision maker (“CODM”). Our CODM’s operational focus is on managing, franchising, and licensing of brands and properties. We owned or leased less than 2% of the 4,175 lodging properties in our worldwide system as of December 31, 2014.

We re-evaluate our operating and reportable segments following significant acquisitions, disposals, or change in executive management and reporting structures and annually in conjunction with our required goodwill impairment assessment. Our operating segments, which match our management structure and the content and form of the information provided to the CODM, are as follows:

•	North American Full-Service (“NAFS”),

•	North American Limited-Service (“NALS”),

•	Caribbean and Latina America (“CALA”),

•	Asia Pacific (“AP”),

•	Europe (“EU”), and

•	Middle East and Africa (“MEA”).

Aggregation Criteria - We considered the aggregation criteria of ASC 280-10-50-11, evaluating both qualitative and economic similarities of our defined operating segments when identifying our reportable segments, and concluded that while our operating segments generally share the qualitative similarities discussed in the aggregation criteria, they do not have similar economic characteristics. Accordingly, we determined that it is not appropriate to aggregate any of our identified operating segments.

Nature of the Products and Services - We consider our principal customers to be the owners of the properties to which we provide services and licenses, primarily through management and franchise agreements. For properties we manage on behalf of hotel owners, we typically earn a management fee, which comprises both a base fee calculated as a percentage of property-level revenues and an incentive fee calculated on property-level

Confidential Treatment Requested by Marriott International, Inc.
MAR-002

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY MARRIOTT INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83
Ms. Jennifer Monick
March 30, 2015

profits. Under our franchise programs where we license the use of our brands and trademarks, we generally receive an initial application fee and continuing royalty fees calculated as a percentage of property-level room revenues. Our management agreements and franchise agreements both typically include provisions for the reimbursement of both direct and indirect costs that we incur, for example the costs related to centralized reservation systems and marketing and advertising programs. Our management and franchise agreements are similar across operating segments in that our fees are a function of property level revenue and profits. Further, the nature of the services we provide owners and how we provide those services are also similar across our operating segments.

Nature of the Production Processes - Similar to other service businesses, our production process begins with identifying and contracting new customers (i.e., hotel owners and prospective owners). We then hire, train, and manage associates to deliver services to those owners, and collect a fee for our services and licenses. Our production process is thus similar across operating segments.

Type or Class of Customer for our Products and Services - We consider our principal customers to be the owners of the properties to which we provide services and licenses. The type of hotel owners is similar across geographic regions, and many of our owners and franchisees who own multiple units do so across multiple brands and across multiple continents and operating segments.

Methods Used to Distribute our Products or Provide our Services - Our methods of providing services are similar across our operating segments, and we are known globally for our consistent brand standards. Our methods of developing our pipeline and expanding our system of owners and properties across all operating segments are similar. We maintain a globally integrated reservation system, where a guest can make a reservation in any part of the world by calling an individual property, a centralized reservation system, a travel agency, or by booking on the internet.

Nature of the Regulatory Environment - Our operating segments are subject to a wide variety of laws, regulations, and policies in jurisdictions around the world, which generally share similar objectives to provide health and safety, and the protection of hotel guests, property, and the environment.

Economic Characteristics - Our CODM uses consistent measures to evaluate performance between operating segments and believes that total fees, revenue, operating margin, net income, and Revenue per Available Room, which we calculate by dividing room sales for comparable properties by room nights available for the period, are the best indicators of performance. Our initial analysis, performed in the first quarter of 2014, considered an average of the four years from 2011-2014. When considering long-term operating margins for our four new operating segments, we found a wide range of [***] to [***] percent. The economic differences were largely due to varying macroeconomic drivers and the mix of brand service offerings among the respective geographic regions. We saw similar differences across the other measures used.

Although our operating segments share all of the qualitative similarities identified in ASC 280-10-50-11, we concluded our operating segments were not economically similar, and accordingly we determined that it would not be appropriate to aggregate any of our identified international operating segments.

Quantitative Thresholds - We applied the quantitative thresholds of ASC 280-10-50-12 and ASC 280-10-50-14 to the NAFS, NALS, CALA, AP, EU, and MEA operating segments following our aggregation conclusion. When performing the 10% tests, we did not include the assets threshold test in our assessment, because although our CODM monitors assets for the consolidated company, he does not receive or use assets by business segment when

Confidential Treatment Requested by Marriott International, Inc.
MAR-003

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY MARRIOTT INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83
Ms. Jennifer Monick
March 30, 2015

assessing performance or making business segment resource allocations in light of the nature of our business in which we own or lease less than 2% of the lodging properties in our system.

Quantitative Threshold Tests As of December 31, 2014
($ in millions)	Revenue			Profit/(Loss)
	Segment	Percent of	10% or more	Segment	Percent of	10% or more
	Revenue	Segment Total	Reportable Segment	Profit/(Loss)	Segment Total	Reportable Segment
NAFS	$8,323	61%	YES	$524	38%	YES
NALS	2,962	22%	YES	574	41%	YES
CALA	[***]	[***]	NO	[***]	[***]	NO
AP	[***]	[***]	NO	[***]	[***]	NO
EU	[***]	[***]	NO	[***]	[***]	NO
MEA	[***]	[***]	NO	[***]	[***]	NO
Total Segment	$13,540	100%		$1,393	100%
Corporate Unallocated	256
Total Consolidated	$13,796

10% Threshold	$1,354			$139

Adequacy of Reportable Segments Identified

75% of Consolidated Revenue	$10,347
Combined Revenue of NAFS and NALS	11,285
Amount in excess of 75% Threshold	$938
Our NAFS and NALS operating segments meet the quantitative thresholds for separate presentation and together represent greater than 75% of revenues of our total consolidated revenue as well as our total operating segment revenues. For our operating segments that did not meet the quantitative thresholds, we believe the guidance found in ASC 280-10-50-13 precludes us from aggregation, based on our conclusion that the operating segments are not economically similar.

Other Considerations - We do not believe that presenting the CALA, AP, EU, and MEA operating segments separately as provided for under ASC 280-10-50-19 would be valuable to the readers of our financial statements at the present time because results from our operations outside North America together represent only 17 percent of our total revenue and the nature of the underlying brands or services do not vary significantly among the regions that are combined into our “all other category,” which we have labeled “International.” For this reason, we combined the CALA, AP, EU, and MEA operating segments into an International “all other category” in accordance with ASC 280-10-50-15. We present the “all other category” separately from the other reconciling items in the required reconciliations and describe the sources of the revenue in the business segment footnote of our consolidated financial statements.
We continue to monitor our operating segments and anticipate that as our operations continue to grow internationally one or more of the combined geographic segments may meet the quantitative thresholds for separate reporting over the next several years. We believe that our presentation of financial information in two reportable segments and the all other category (i.e., International) effectively achieves the objective of ASC 280, because we provide information about the different types of business activities we engage in and the different economic environments in which we operate. This information helps users of our financial statements better

Confidential Treatment Requested by Marriott International, Inc.
MAR-004

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY MARRIOTT INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83
Ms. Jennifer Monick
March 30, 2015

understand our performance, assess our prospects for future net cash flows, and make informed judgments about Marriott as a whole.

We acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (301) 380-7878 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Bao Giang Val Bauduin
Bao Giang Val Bauduin
Controller and Chief Accounting Officer

Cc:    Carl T. Berquist, Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by Marriott International, Inc.
MAR-005